FIRST QUARTER REPORT March 31, 2003

FINANCIAL HIGHLIGHTS

unaudited	Three months ended March 31

(US Millions, except per share amounts)	2003	2002	2001

Results from operations*
Total revenue	$295	$345	$366
Funds from operations prior to lease termination income and gains	86	78	74
Net income	50	72	55
Per diluted common share*
FFO prior to lease termination income and gains	$0.51	$0.45	$0.41
Net income prior to lease termination income and gains	$0.29	$0.25	$0.21

*	Excluding results of Brookfield Homes Corporation

Fellow Shareholders: For the three months ended March 31, 2003, funds from operations, prior to lease termination income and gains, increased 13% to $86 million or $0.51 per share, compared with $78 million or $0.45 per share for the same period in 2002.

Net income per share prior to lease termination income and gains on a diluted basis for the three months ended March 31, 2003 was $0.29, compared to $0.25 per share for the same period in 2002.

The Board of Directors of Brookfield declared a quarterly common share dividend of US$0.10 per share, payable June 30, 2003 to shareholders of record at the close of business on June 1, 2003. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

MAJOR INITIATIVES IN THE FIRSTQUARTER

>	Completed the spin-out of Brookfield Homes Corporation which was distributed to shareholders on January 6, 2003 and began trading on the New York Stock Exchange on January 7, 2003 under the symbol BHS. Since its listing on January 7, 2003, the share price of Brookfield Homes increased by almost 40%, and coupled with the increase in Brookfield’s share price, the initiative has surfaced approximately $650 million of value for shareholders.

>	Refinanced One World Financial Center in Lower Manhattan with a $300 million recourse, three-year first mortgage credit facility. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%. This financing provides maximum operating and leasing flexibility at One World Financial Center, a 40-story, 1.6 million square foot tower, until leases expiring, primarily in 2005 are addressed.

>	Refinanced Canada Trust Tower at BCE Place in Toronto with an additional $23 million following the acquisition of a further 10% interest in this office property in the first quarter of 2002.

>	Sold the retail and parking condominium at 100 Bloor Street West for $40 million subsequent to the end of the first quarter.

Brookfield owns 50% of the recently-completed 57,500 square foot premier retail and condominium project in Toronto’s most upscale retail neighborhood.

>	Added an additional $30 million to the three-year $100 million credit facility, recently announced in the fourth quarter of 2002, with two major financial institutions.

>	Progressed construction on the 300 Madison Avenue development at 42nd Street in midtown Manhattan. The project continues on time and on budget for an anticipated delivery date of fall 2003. The curtain wall is 98% erected and lobby construction is expected to be completed in June. Testing and commissioning of the mechanical, electrical and plumbing systems are underway.

>	Acquired 1.8 million common shares of the company at an average price of $18.47 per share. Subsequent to March 31, 2003, the company acquired a further 912,800 shares at an average price of $19.61 per share. This brings the total number of shares repurchased since the inception of Brookfield’s normal course issuer bid in 1999 to almost 8.5 million.

OPERATING HIGHLIGHTS

Brookfield achieved its financial and operating objectives for the first quarter of 2003 despite a more challenging leasing environment and pressure from sublet space which continued to be a factor in most markets. Brookfield’s long-term lease profile and minimal lease maturities over the next few years, as well as below-market embedded rents, help to insulate the company from these market conditions, and positions the company for continued strong performance.

During the first quarter of 2003, Brookfield:

>	Increased commercial operating income by 5%. During the first quarter of 2003, net operating income from commercial property operations before lease termination and other gains increased 5% to $150 million, compared with $143 million in 2002.

>	Leased more than 750,000 square feet of space in the first quarter of 2003 despite a generally slower leasing environment including:

•	400,000 square feet in Toronto - 300,000 square feet at BCE Place in a 10-year lease renewal with Marsh Mercer and a new 15-year lease with McMillan Binch, and 100,000 square feet in the HSBC Building to HSBC Bank of Canada;

•	90,000 square feet in Calgary to Inter Pipeline Fund, Anadarko Canada Corp. and Star Oil & Gas;

•	43,000 square feet in Minneapolis and Denver to UBS Paine Webber and a further 43,000 square feet in an extended and expanded lease with Patina Oil & Gas at the Denver Trade Center;

•	24,000 square feet in Boston in a new 10-year lease with Harbor Capital; and

•	13,000 square feet of retail space in New York at the World Financial Center to Eckerd Drugs, Hallmark and Kodak.

>	Long-term land development operations contributed $7 million to Brookfield’s operating cash flow, an increase of $1 million over 2002.

OUTLOOK

As we look to the balance of the year and beyond, we remain focused on owning, developing and managing premier office properties in select, supply-constrained, high-growth office markets. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in funds from operations per share.

/s/ Gordon E. Arnell Chairman	/s/ Richard B. Clark President & CEO

April 25, 2003

2 / BROOKFIELD PROPERTIES CORPORATION

Consolidated Financial Statements

Consolidated Balance Sheet

	Pro-Forma*
unaudited		Mar. 31	Dec. 31	Dec. 31	Dec. 31
(US Millions)	Notes	2003	2002	2002	2001

Assets
Commercial properties	2	$5,750	$5,661	$5,661	$5,802
Development properties		1,016	944	944	575
Receivables and other		737	769	769	847
Cash and cash equivalents		116	76	76	195
Assets of Brookfield Homes Corporation		—	—	879	872

		$7,619	$7,450	$8,329	$8,291

Liabilities
Commercial property debt	3	$4,102	$4,038	$4,038	$4,376
Commercial development property debt		597	550	550	230
Accounts payable and other liabilities		451	429	429	460
Liabilities of Brookfield Homes Corporation		—	—	556	583
Shareholders’ interests
Interests of others in properties		91	84	84	113
Preferred shares — subsidiaries and corporate		605	579	579	585
Common shares	4	1,773	1,770	2,093	1,944

		$7,619	$7,450	$8,329	$8,291

*	Excluding Brookfield Homes which was spun-off January 6, 2003

Note: This quarterly report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Q1 / 2003 INTERIM REPORT / 3

Consolidated Statement of Income

unaudited	Three months ended March 31

(US Millions, except per share amounts)	2003	2002	2001

Total revenue	$295	$345	$366

Net Operating Income
Commercial property operations
Operating income from current properties	$150	$143	$136
Operating income from properties sold	—	7	23
Lease termination income and gains	—	40	25

Total commercial property operations	150	190	184

Development and residential income	7	6	6
Interest and other	15	10	12

	172	206	202

Expenses
Interest	70	73	86
Administrative and development	11	11	12
Interests of others in properties	5	10	8

Income before undernoted	86	112	96

Depreciation and amortization	18	19	18
Taxes and other non-cash items	18	21	23

Net Income from Continuing Operations	50	72	55

Income from discontinued operations	—	8	5

Net Income	$50	$80	$60

Net Income Per Share — Basic and Diluted
Prior to lease termination income and gains	$0.29	$0.25	$0.21
Lease termination income and gains	—	0.17	0.09
Discontinued operations	—	0.05	0.03

	$0.29	$0.47	$0.33

Consolidated Statement of Retained Earnings

unaudited	Three months ended March 31

(US Millions)	2003	2002	2001

Retained earnings — beginning of period	$630	$441	$274
Accounting policy change — stock-based compensation	—	(8)	—
Net income	50	80	60
Shareholder distributions
Preferred share dividends and convertible debenture interest	(4)	(5)	(6)
Common share dividends	(16)	(16)	—

Retained earnings — end of period	$660	$492	$328

4 / BROOKFIELD PROPERTIES CORPORATION

Consolidated Statement of Cashflow

unaudited	Three months ended March 31

(US Millions, except per share amounts)	2003	2002	2001

Operating Activities
Net income	$50	$80	$60
Depreciation and amortization	18	19	18
Taxes and other non-cash items	18	26	27

Funds from operations and gains	86	125	105

Gains	—	(40)	(24)
Income from discontinued operations, before taxes	—	(13)	(9)
Commercial property tenant improvements	(6)	(5)	(22)
Other	5	(18)	28

Cashflow from operating activities	85	49	78

Financing Activities and Capital Distributions
Commercial property debt arranged	467	38	951
Commercial property debt repayments	(416)	(11)	(555)
Other advances	4	(28)	(491)
Common shares of Brookfield and subsidiaries acquired	(33)	(10)	(8)
Common shares issued	1	—	1
Cashflow retained from interests of other shareholders	2	7	4
Preferred share dividends and convertible debenture interest	(4)	(5)	(6)
Common share dividends	(16)	(16)	—

Cashflow used in financing activities and capital distributions	5	(25)	(104)

Investment Activities
Dispositions of real estate, net	4	34	57
Development and redevelopment investments	(52)	(22)	(20)
Capital expenditures	(2)	(3)	(2)

Cashflow used in investing activities	(50)	9	35

Discontinued Operations	—	(18)	14

Increase in cash resources	40	15	23
Opening cash and cash equivalents	76	195	201

Closing Cash and Cash Equivalents	$116	$210	$224

Notes to the Consolidated Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company’s most recently issued Annual Report that includes information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year’s presentation.

Q1 / 2003 INTERIM REPORT / 5

NOTE 2. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 46 million square feet of space, of which 11 million square feet are commercial development assets. Brookfield has a net interest in approximately 35 million square feet of operating assets and 9 million square feet of development assets.

	Leaseable	Brookfield	Mar. 31	Dec. 31	Dec. 31
	Area	Owned Interest	2003	2002	2001
Region	(000's Sq.Ft.)	(000's Sq.Ft.)	(US Millions)	(US Millions)	(USMillions)

New York, New York	10,113	9,230	$3,298	$3,295	$3,255
Toronto, Ontario	6,885	4,851	818	778	737
Boston, Massachusetts	2,163	1,103	333	332	333
Denver, Colorado	3,017	2,811	372	354	357
Calgary, Alberta	7,570	3,503	408	380	520
Minneapolis, Minnesota	3,008	3,008	395	393	391
Other	1,421	1,421	126	129	209

	34,177	25,927	5,750	5,661	5,802
Office development properties	11,492	9,493	775	720	344

Total	45,669	35,420	$6,525	$6,381	$6,146

NOTE 3. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 84% of the company’s commercial property debt is due after 2005.

	Weighted Average
	Interest Rate at	Remainder					2008 &
(US Millions)	March 31, 2003	2003	2004	2005	2006	2007	Beyond	Total

Commercial property debt	6.7%	$157	$249	$249	$623	$295	$2,529	$4,102

NOTE 4. COMMON SHARES

The company’s common equity is as follows:

	Mar. 31	Dec. 31	Dec. 31
(US Millions)	2003	2002	2001

Common shares	$1,113	$1,448	$1,459
Retained earnings, contributed surplus and cumulative translation adjustment*	660	645	485

Common shares	$1,773	$2,093	$1,944

Common shares
Common shares outstanding	158,688,561	160,364,416	161,678,406
Unexercised options and warrants	4,385,186	3,568,791	3,404,886

Common shares outstanding — fully diluted	163,073,747	163,933,207	165,083,292

*	Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(33) million (Dec. 31, 2002 — $(36) million, Dec. 31, 2001 — $(27) million) and contributed surplus of $33 million (Dec. 31, 2002 — $51 million, Dec. 31, 2001 — $71 million).

During the first quarter of 2003, the company granted one million stock options under the management share option plan with an exercise price of $18.38, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility, and an interest rate of 5.1%.

NOTE 5. GUARANTEES

The company provided income guarantees to the co-owners in connection with the sale of certain properties. The guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $3 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. Historically, the company has not made any significant payments under such indemnification agreements.

6 / BROOKFIELD PROPERTIES CORPORATION

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the three months ended March 31:

unaudited	United States			Canada			Total

(US Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Commercial property operations
Rental revenues	$179	$170	$183	$62	$68	$81	$241	$238	$264
Lease termination income and gains	—	—	25	—	40	—	—	40	25
Expenses	66	59	69	25	29	36	91	88	105

	113	111	139	37	79	45	150	190	184

Development and residential
Revenues	3	28	40	36	29	25	39	57	65
Expenses	3	28	37	29	23	22	32	51	59

	—	—	3	7	6	3	7	6	6

Other revenues	8	2	6	7	8	6	15	10	12

Net operating income	121	113	148	51	93	54	172	206	202
Interest expense	58	60	65	12	13	21	70	73	86
Administrative and development	5	5	5	6	6	7	11	11	12
Interests of others in properties	1	2	3	4	8	5	5	10	8
Income before undernoted	57	46	75	29	66	21	86	112	96
Depreciation and amortization	12	12	12	6	7	6	18	19	18

Income before unallocated costs	45	34	63	23	59	15	68	93	78
Taxes and other non-cash items							18	21	23

Net income from continuing operations							50	72	55

Income from discontinued operations							—	8	5

Net income							$50	$80	$60

Acquisitions (dispositions) of real estate, net	$(4)	$(5)	$(106)	$—	$(29)	$49	$(4)	$(34)	$(57)
Commercial property tenant improvements	3	3	14	3	2	8	6	5	22
Development and redevelopment investments	50	20	12	2	2	8	52	22	20
Capital expenditures	1	2	2	1	1	—	2	3	2

unaudited	United States			Canada			Total

	Mar. 31	Dec. 31	Dec. 31	Mar. 31	Dec. 31	Dec. 31	Mar. 31	Dec. 31	Dec. 31
(USMillions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Assets
Commercial properties	$4,445	$4,430	$4,392	$1,305	$1,231	$1,410	$5,750	$5,661	$5,802
Development properties	769	711	374	247	233	201	1,016	944	575
Receivables and other	325	301	428	412	468	419	737	769	847
Cash and cash equivalents	110	72	195	6	4	—	116	76	195
Assets of Brookfield Homes Corporation	—	879	872	—	—	—	—	879	872

	$5,649	$6,393	$6,261	$1,970	$1,936	$2,030	$7,619	$8,329	$8,291

Q1 / 2003 INTERIM REPORT / 7

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCEPlace in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent.

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Attention: Courier Window
Tel:	(416) 643-5500 or Toll free: (800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol:   BPO               Stock Exchanges:   NYSE, TSX

Five Year Common Share Dividend History

(US Dollars)	1999	2000	2001	2002	2003

March 31	$—	$—	$—	$0.10	$2.10**
June 30	0.09	0.12	0.13	0.10
September 30	—	—	0.10*	0.10
December 31	0.12	0.13	0.10	0.10

*	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment. Record dates are set on the first business day of March, June, September and December.

**	Including $2.00 per share distribution of Brookfield Homes Corporation at book value.

HEAD OFFICE

Brookfield Properties Corporation

United States:	Canada:	Website:
One Liberty Plaza 165 Broadway, 6th Floor New York, New York 10006 Tel: (212) 417-7000 Fax: (212) 417-7196	BCE Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3 Tel: (416) 369-2300 Fax: (416) 369-2301	www.brookfieldproperties.com